1934 Act Registration No. 000-50631

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of April 2004

TOM Online Inc.
(Translation of registrant’s name into English)

8th Floor, Tower W3, Oriental Plaza
No. 1 Dong Chang An Avenue
Beijing, China 100738
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F        Form 40-F

     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___ )

     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___ )

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes        No

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- ___ .)

EXHIBITS

Exhibit Number		Page
1.1	Press Release dated April 29, 2004	4
1.2	Quarterly Results Announcement dated April 29, 2004	10

FORWARD-LOOKING STATEMENTS

     The Press Release and the Quarterly Results Announcement of the Company, constituting Exhibits 1.1 and 1.2, respectively, to this Form 6-K, contain forward-looking statements that are, by their nature, subject to significant risks and uncertainties. Such forward-looking statements include, without limitation, the continued growth of the telecommunications industry in China, the development of the regulatory environment, and the Company’s ability to successfully execute its business strategies.

     Such forward-looking statements reflect the current views of the Company with respect to future events. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in the regulatory policies of the Ministry of Information Industry and other relevant government authorities, any changes in telecommunications and related technology and applications based on such technology, and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOM ONLINE INC.

Date: April 29, 2004	By:	/s/ Peter Schloss
	Name:	Peter Schloss
	Title:	Chief Financial Officer